Exhibit 107

Calculation of Filing Fee.

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	-	-	-	-	-	-	-	-
Fees Previously Paid	Equity	Common Stock, Preferred Stock, Warrants, Subscription Rights, Units	Rule 457(o)	$100,000,000	Unknown	$100,000,000	$0.0001476	$14,760